EXHIBIT (d)(3)

                      AMENDMENT TO THE MANAGEMENT CONTRACT


         The Management Contract dated January 7, 1987, as amended, between Eclipse Funds (the "Trust") and Towneley Capital Management, Inc. concerning the investment management of the portfolios designated as the Eclipse Equity Fund, the Eclipse Balanced Fund, the Eclipse Ultra Short Term Income Fund, and the Eclipse Growth and Income Fund is hereby amended as follows:

         The first sentence of the sixth paragraph is replaced in its entirety as follows:

                  6. In consideration of the foregoing, the Trust will pay you a fee at the annual rate of one percent of the average daily net assets of the Eclipse Equity Fund, plus .75 percent of the average daily net assets of the Eclipse Balanced Fund, plus .40 percent of the average daily net assets of the Eclipse Ultra Short Term Income Fund, plus .90 percent of the average daily net assets of the Eclipse Growth and Income Fund.

         IN WITNESS WHEREOF the parties have caused this Amendment to be executed by their duly authorized officers, effective as of January 1, 1999.



ECLIPSE FUNDS                     By:      /s/ Sigrid A Hess
                                           Name:    Sigrid A. Hess
                                           Title:   Vice President
                                           Date:    October 20, 1998


TOWNELEY CAPITAL MANAGEMENT, INC.   By:     /s/ Wesley G. McCain
                                            Name:    Wesley G. McCain
                                            Title:   Chairman
                                            Date:    October 20, 1998